UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02027881

NO ACT
P.E 1-18-02
1-02256

DIVISION OF
CORPORATION FINANCE

March 25, 2002

Thomas F. Lemons, Jr.
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act	1934
Section	
Rule	14A-8
Public Availability	3/25/2002

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2002

Dear Ms. Bork:

This is in response to your letter dated January 18, 2002 concerning the shareholder proposal submitted to Exxon Mobil by Province of St. Joseph of the Capuchin Order and 45 other co-filers. We also have received a letter on behalf of the proponents dated March 13, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED

MAY 0 7 2002

P THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Province of St. Joseph of the Capuchin Order
and co-filers
c/o Professor Paul Neuhauser
134 Opal
Balboa Island, CA 92662

034088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1421 Telephone
972 444 1437 Facsimile

Thomas F. Lemons, Jr.
Counsel

ExxonMobil

January 18, 2002

VIA NETWORK COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE: ***Securities Exchange Act of 1934 Section 14(a); Rule 14a-8***
Omission of Shareholder Proposal Regarding Renewable Energy Sources

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 from the Province of St. Joseph of the Capuchin Order and 45 others for inclusion in the Company's proxy material for its 2002 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy statement on the grounds that it contains numerous false and misleading statements in violation of Rule 14a-8(i)(3) – violation of proxy rules. We respectfully request the concurrence of the Staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Proposal

The proposal (attached in its entirety as Exhibit 1) provides:

> [S]hareholders request the Board to prepare a report (at reasonable cost and omitting proprietary information) by September 1, 2002 outlining how it will promote renewable energy sources and develop strategic plans to help bring bioenergy and other renewable energy sources into ExxonMobil's energy mix.

Reasons for Omission

The Proposal may be excluded under Rule 14a-8(i)(3), which prohibits material contrary to the Commission's proxy rules.

Specifically, the Company objects to the following statements in the preamble to Proponent's resolution:

- Throughout the statements, Proponents appear to confuse renewable energy with clean energy, or with non-polluting energy. The statement leaves the impression that ExxonMobil opposes clean fuels, when, in fact, we are a leading supplier of clean fuels from hydrocarbons and are very active in R&D to develop even cleaner fuels and end-use systems – such as fuel cells. Also, Proponents cite bioenergy as an attractive energy source in this context. In fact, fuels from biomass renewable energy do result in emission of airborne pollution. Biomass also places enormous stress on critical environmental factors, such as biodiversity and land use, as a result of the intense use of vast amounts of land.

- Paragraph 4 misleadingly cites recent results from international negotiations. It asserts that nations have agreed to *final emissions reductions rules for the Kyoto Protocol*. No nation has agreed to the rules, because they are not yet final. Much work remains to be completed on international rules and rules for national implementation before anyone can assess what the rules of Kyoto will be, especially for business. Also, the statement leaves the impression that Kyoto has now been agreed and is in effect. In fact, Kyoto may never enter into force. This will depend on achieving the necessary ratifications, and these are not even close to being achieved.

- In Paragraphs 1 and 6, Proponents are misleading in stating as a fact that the U.S. is over-dependent on fossil fuels (Paragraph 1), and that ExxonMobil (Paragraph 6) is over-dependent on pollution-causing fuels. As to the assertion that the U.S. is over-dependent on fossil fuels, this is merely Proponent's opinion. As to the statement that ExxonMobil is over-dependent on pollution-causing fuels, this is again, at most, Proponent's opinion, and it is misleading to state the Company's over-dependence as a fact. Also, the statement is vague because it is unclear in Proponent's statement or anywhere else what is meant by the term "pollution-causing fuels." For example, natural gas constitutes a significant portion of the Company's business, and natural gas is considered to be a very clean form of energy.

- In Paragraph 7, Proponents cite the Company's "resistance" to investing in renewable energy as a factor in a consumer boycott and assert that the boycott is being supported by government ministers, the public, and the media. This statement misleadingly implies that the boycott has broad support; whereas, in reality, the boycott is supported by only a small minority of these individuals and organizations.

For the reasons stated above, the Company believes this proposal may be omitted on the grounds that it is false and misleading in violation of proxy rules.

If you have any questions or require additional information, please contact me directly at 972-444-1421. In my absence, please contact Lisa K. Bork at 972-444-1473. Please file-stamp the enclosed copy of this letter without exhibits and return it to me. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosure is being sent to the Province of St. Joseph of the Capuchin Order and the other 45 co-filers.

Very truly yours,

Thomas F. Lemons Jr.

TFL:clt

Attachment

c (w/att.):

Reverend Michael H. Crosby, OFM Cap
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Sister Lillian Anne Healy
Congregation of the
Sisters of Charity of the Incarnate Word
6510 Lawndale
Houston, TX 77223-0969

Sister Nora M. Nash
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Sister Katherine Marie Glosenger, RSM
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Sister Jordan Dahm, OSF
Corporate Responsibility Agent
Sisters of St. Francis
3390 Windsor Avenue
Dubuque, IA 52001-1311

Mr. John K. Wilson
Social Research Coordinator
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Ms. Heidi Soumerai
Vice President
Boston*Trust* Investment Management
40 Court Street
Boston, MA 02108

Mr. Garrett A. Isacco, CPA
Comptroller
Marist Society, Inc.
4408 8th Street, N.E.
Washington, DC 20017-2298

Ms. Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns
The United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

Sister Barbara Aires, S.C.
Coordinator of Corporation Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Reverend Mathias Doyle, OFM
Corporate Responsibility Agent
Holy Name College Franciscan Friars
1650 St. Camillus Drive
Silver Spring, MD 20903-2559

Sister Patricia Warbritton, SSJ
Treasurer
Sisters of St. Joseph
3427 Gull Road
Nazareth, MI 49074

Mr. David Todd
1301 South IH-35, Suite 309
Austin, TX 78741-1169

Reverend William Somplatsky-Jarman
Associate
Presbyterian Church (U.S.A.)
100 Witherspoon Street
Louisville, KY 40202-1396

Mr. Michael Hoolahan, CP
Treasurer
Passionist Community
5700 North Harlem Avenue
Chicago, IL 60631

Sister Claire Regan
Corporate Responsibility Coordinator
Sisters of Charity New York
Mount St. Vincent-on-Hudson
6301 Riverdale Avenue
Bronx, NY 10471-1093

Sister Gabriella Lohan, SHSp
General Treasurer
Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203-2399

Brother Thomas G. Krieter, C.S.C.
Provincial Steward
Holy Cross, Southern Province
2111 Brackenridge Street
Austin, TX 78704-4322

Ms. Dorothy Berg, OP
Treasurer
Dominican Sisters
23120 Woodway Park Road
Edmonds, WA 98020-0280

Mr. Thomas E. Bertelsen, Jr.
Chief Financial Officer
Sisters of St. Dominic Congregation of the Most Holy Name
1520 Grand Avenue
San Rafael, CA 94901-2236

Ms. Sandra DeMann, FSPA
Franciscan Sisters of Perpetual Adoration
912 Market Street
La Crosse, WI 54601-8800

Mr. Timothy Moller
Chief Financial Officer
Sisters of Charity
5900 Delhi Road
Mount St. Joseph, OH 45051

Ms. Elizabeth Stewart Wally
5518 Victor Street
Dallas, TX 75214

Brother Steven P. O'Neil, SM
Assistant Councilor
Marianist Provincial House
4301 Roland Avenue
Baltimore, MD 21210-2793

Sister Monique Schwirtz, OSF
General Secretary
Academy of Our Lady of Lourdes
1001 Fourteen Street N.W.
Rochester, MN 55901

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
The Pension Boards
United Church of Christ
United Church Foundation
475 Riverside Drive
New York, NY 10115-1097

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
The Pension Boards
United Church of Christ
United Church Board for Pension Asset Mangement
475 Riverside Drive
New York, NY 10115-1097

Ms. Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street, Suite 300
San Francisco, CA 94111-1024

Mr. John D. Paarlberg
Reformed Church in America
Congregational Services
475 Riverside Drive, 18th Floor
New York, NY 10115

Sister Imelda Gonzalez
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619

Brother James Facette, S.M.
Society of Mary, St. Louis Province
The Marianists
4538 Maryland Avenue
St. Louis, MO 63108

Ms. Jane Dale Owen
JBO-JDO Enterprises, L.P.
5120 Woodway, Suite 9007
Houston, TX 77056

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame
320 East Ripa Avenue
St. Louis, MO 63125-2897

Ms. Joan Hart, SSND
Baltimore Province
School Sisters of Notre Dame
6401 North Charles Street
Baltimore, MD 21212-1099

Ms. Elizabeth J. McCormack, Trustee
c/o Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Mr. Donal C. O'Brien, Jr., Esq., Trustee
c/o Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Ms. Jane Blaffer Owen
5120 Woodway, Suite 9001
Houston, TX 77056

Ms. Jen Merovick
30 Old Orchard Road
North Haven, CT 06473

Mr. Patrick Doherty
New York City Fire Department Pension Fund
Office of the Comptroller
The City of New York
1 Centre Street
New York, NY 10007-2341

Ms. Laura Suski
28 Tappan Road
San Anselmo, CA 94960

Ms. Cornelia G. Corbett
1043 Guisando
Tampa, FL 33613

Ms. Cornelia H. Corbett
208 Vista Bella
Santa Cruz, CA 95060

Mr. Richard Corbett
1043 Guisando
Tampa, FL 33613

Ms. Alyda Corbett
1043 Guisando
Tampa, FL 33613

Ms. Heather Corbett
234 East 30th Street, Apt. 4F
New York, NY 10016

Ms. Martha Gerry
Pinckney Hill Plantation
Route One, Box 183
Monticello, FL 32344

EXHIBIT 1

EXXONMOBIL

Renewable Energy Sources

WHEREAS:

- Growing evidence points to global warming caused, in part, by fossil fuel burning. At the same time, an increasing number of voices are calling for the development of alternative energy sources to reduce our nation's over-dependence on fossil fuels for its energy supply;

- The European Union's energy ministers are committed to doubling their use of renewable energy by 2010;

- The Intergovernmental Panel on Climate Change has found 'new and stronger evidence that most of the warming observed over the last 50 years is attributed to human activity' (IPCC, 2001: 10), and that 'stabilization of the concentration of carbon dioxide at its present level could only be achieved through an immediate reduction in its emissions of 50-70% and further reductions thereafter.' (IPCC, 1995)

- International energy companies will face unprecedented pressure to reduce emissions and meet clean energy demands, since 178 countries have signed onto the final emissions reductions rules for the Kyoto Protocol, even though the U.S. refused to do so (Financial Times, 07/24/01). Our company operates in many of these countries.

- Committed to combat pollution from fossil fuels and respond to growing demands for clean energy, two of our main international competitors, Royal Dutch/Shell and BP, have significantly increased their development of renewables. Royal Dutch/Shell will spend another $0.5-1.0 billion on renewable energy in the next five years. In July, BP announced its goal of being 'a new company able to offer global energy solutions' through gasoline and diesel producing lower emissions and becoming 'the world's leading producer of solar power.'

- Meanwhile we believe ExxonMobil continues to resist efforts urging management to diversity its energy products from an over-dependence on pollution-causing fuels and begin similar demonstrable efforts to expand 'beyond petroleum.' In its January 20, 2000 filing of legal arguments to disallow this resolution, management stated: 'Renewable energy sources currently compose only an extremely insignificant percentage of the company's business.'

- ExxonMobil's resistance to investing in renewable energy has contributed to a consumer boycott based on Europe. This boycott is being supported by government ministers, the public and the media. We believe this may threaten long-term shareholder value.

- ExxonMobil has made some efforts to develop renewable sources of energy; however, by its concentration on cheap fossil fuels, it is cutting itself 'out of the loop' in the clean business segment. At the same time, we believe its ongoing denial of climatic effects from fossil fuel burning is increasingly isolating it from the innovative policies and strategies of our main international competitors (such as Shell and BP).

RESOLVED: shareholders request the Board to prepare a report (at reasonable cost and omitting proprietary information) by September 1, 2002 outlining how it will promote renewable energy sources and develop strategic plans to help bring bioenergy and other renewable energy sources into ExxonMobil's energy mix.

Supporting Statement

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of energy products through the development of more non-polluting energy sources.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

134 Opal
Balboa Island, CA 92662

Tel: (949) 673-5223 Email: pmneuhauser@aol.com

March 13, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to ExxonMobil Corporation

Via fax

Dear Sir/Madam:

I have been asked by the Community of the Province of St. Joseph of the Capuchin Order, the Sisters of Charity of the Incarnate Word, the Sisters of St Francis of Philadelphia, the Sisters of Mercy of the Americas, the Sisters of St. Francis (Dubuque, IA), Christian Brothers Investment Services, Inc., the Marist Society, Inc., The Sisters of Charity of St. Elizabeth, the Holy Name Province (Franciscans), the Sisters of St. Joseph, the Congregation of the Passion (American Provinces), the Sisters of Charity of New York, the Sisters of the Holy Spirit and Mary Immaculate, the Brothers of the Holy Cross (Southern Province), the Dominican Sisters (Edmonds, WA), the Sisters of St Dominic (Congregation of the Most Holy Name), The Franciscan Sisters of Perpetual Adoration, the Sisters of Charity (Mount St. Joseph, Ohio), the Society of Mary Provincial Council of New York, the Academy of Our Lady of Lourdes, Catholic Healthcare West, the Provincial Trust (San Antonio, TX), the Society of Mary (St. Louis Province), the School Sisters of Notre Dame (St. Louis Province), the School Sisters of Notre Dame (Baltimore Province), the Presbyterian Church (U.S.A.),the General Board of Pensions and Health Benefits of the United Methodist Church, the Reformed Church in America, The Pension Boards of the United Church of Christ, The United Church Foundation, the New York City Fire Department Pension Fund, Walden Asset Management (a division of United States Trust Company of Boston), JBO-JDO Enterprises, L.P., Ms Elizabeth J. McCormack (Trustee), Mr. Donal C. O'Brian, Jr. (Trustee), Ms. Alyda Corbett, Ms. Cornelia G. Corbett, Ms. Cornelia H. Corbett, Ms. Heather Corbett, Ms. Martha Gerry, Ms. Jen Merovick, Ms. Jane Blaffer Owen, Ms. Laura Suski, Ms Elizabeth Stewart

Wally, Mr. Richard Corbett and Mr. David Todd, (who are jointly referred to hereafter as the "Proponents"), each of the aforesaid 25 Roman Catholic institutions, 5 Protestant institutions, 5 fiduciaries and 11 individuals being a beneficial owner of shares of common stock of ExxonMobil Corporation (hereinafter referred to as "Exxon" or the "Company"), owning in the aggregate several million shares of common stock of Exxon, and having jointly submitted a shareholder proposal to Exxon, to respond to the letter dated January 18, 2002, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rule 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's year 2002 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to prepare a report and develop plans with respect to renewable energy sources.

Rule 14a-8(i)(3)

1.

The basic point made in the proposal is that dependence on fossil fuels is a mistake. In this context it is quite appropriate to refer both to renewable energy sources and to clean (non-polluting) energy. Although these terms often overlap (e.g. wind power and hydro power), renewable energy sources is a somewhat broader concept (e.g. includes biomass). However, all clean energy sources are also renewable sources. There is no reason to believe that shareholders would be confused by the use of both terms in the shareholder proposal. By analogy, even the notion of pollution varies with the context since it can refer both to those materials covered by the Clean Air Act (such as sulfur dioxide, particulates etc.) and those not so covered (such as carbon dioxide and certain other greenhouse gases). Yet no-one would contend that the use of the term pollution would render a proposal confusing. So too, in the instant case, the use of both terms neither confuses nor gives rise to a misleading impression.

Nor do we credit the Company's contention that it is "a leading supplier of clean fuels from hydrocarbons and are very active in R&D to develop . . . fuel cells." The Company's definition of "clean" is passing strange (and far more misleading/confusing than anything to be found in the Proponents' shareholder proposal). If gasoline is the feedstock for the fuel cell, it must still be extracted and refined. In this connection, I am informed that the Federal Toxic Releases Inventory reveals that in 1998 Exxon's refineries emitted 14,645,498 pounds of various toxic or carcinogenic materials (a group which does not include greenhouse gases or pollutants which cause smog, ozone, or acid rain) in the United States alone. Fuel cells dependent on gasoline (or even natural gas) for feedstock are neither clean nor renewable.

Finally, biomass (which is presently obtained primarily from *waste* organic matter rather than from growing crops for the purpose as implied by the Company) is renewable but not clean. It is more environmentally friendly than hydrocarbons, however, since the latter are neither renewable nor clean. Furthermore, in contrast to hydrocarbons, waste organic matter contributes but little to *additional* greenhouse gas creation since the organic matter would decay in any event creating gases similar to those created by the burning of biomass. (E.g., the decay in landfill creates methane, a greenhouse gas.) We fail to understand why, in a shareholder proposal concerning renewable energy sources, a reference to biomass (usually classified as a renewable energy source) would be deemed to be inherently misleading, as apparently argued by Exxon. We do, however, appreciate that Exxon's argument with respect to biomass is dependent on examining the "life-cycle" environmental impact of a product, the point that we have made above with respect to fuel cells.

2.

There is nothing remotely untrue or misleading in the Proponents' fourth whereas clause. It is carefully phrased to refer to 178 nations as having *signed* the accords. It does not say that the treaty has been ratified by those nations or has as yet come into effect or been implemented by them. The point of the paragraph is clear: that Exxon can expect anti-greenhouse regulations in many of the countries outside of the United States in which it presently operates. For Exxon to argue that maybe, after all, perhaps, if it is very lucky, there wont be any national implementation of the signed treaty, is to illustrate not that the Proponents' proposal is misleading, but rather that Exxon insists on keeping its head in the sand (the very point made by the shareholder proposal itself).

Finally, with respect to Exxon's apparent attempt to claim that the Kyoto rules are not finalized, we attach as Exhibit A a November 10, 2001 press release (dated from Marrakech, were the seventh session of the Conference to the Parties to the Kyoto Protocol took place, attended by 171 governments) from the United Nations (Secretariat for the Convention on Climate Change). The opening paragraph of the press release states:

> Parties to the UN Climate Change Convention have finalized the operational details of the Kyoto Protocol, opening the way to widespread ratification by governments and the Protocol's early entry into force.

The opening sentence of the nest paragraph states:

After several years of tough negotiation, the institutions and detailed procedures of the Kyoto Protocol are now in place.

The fifth paragraph of the release states:

The finalized Kyoto rulebook specifies how to measure emissions and reductions, the extent to which carbon dioxide absorbed by carbon sinks can be counted towards the Kyoto targets, how the joint implementation and emissions trading system will work, and the rules for ensuring compliance with the commitments.

The press release also notes that 40 nations had already ratified the Kyoto Protocol even before that conference had taken place.

In summary, there is nothing misleading about the Proponents' fourth whereas clause. On the contrary, shareholder value will be enhanced if the Company would look beyond the next quarter and commences planning for a world in which the Kyoto Protocol is in effect almost everywhere outside of the US.

3.

Exxon argues that the statements in paragraphs one and six are merely matters of opinion. We agree. The statement in paragraph six is clearly labeled as such (see the third word of the paragraph). The statement in paragraph one will equally be seen by any rational shareholder (or management) to also be a statement of opinion ("a number of voices are calling").

Why any *rational* shareholder would be unable to understand the meaning of the term "pollution-causing fuels" is quite beyond comprehension (although we do understand that management does not understand the term since it appears to believe that the use of natural gas does not produce greenhouse gases or other pollution, rather than that it produces less pollution than other hydrocarbons such as coal and oil).

4.

The Company asserts that the seventh whereas is false because the boycott is not widespread. *The Guardian* (a prominent English publication) of November 30, 2001 describing a plan, led by Friends of the Earth and Greenpeace to picket 300 English filling stations. Attached as Exhibit B are some short excerpts from the English press, including an endorsement of the boycott by an editorial in *The Observer* and an editorial in *The Guardian* stating:

Exxon's stance is not only unethical but against its own long term interests.

I am informed of the following facts taken from the political world that support the statements in the seventh Whereas clause pertaining to broad support of the boycott:

*Sixty MPs in the English have signed a motion calling for an Exxon boycott.

*One hundred members of the European Parliament have signed a boycott statement.

*The Green Party (England) supports the boycott.

*Plaid Cymru (the Party of Wales) supports the boycott.

*English Labour Party's think tank (SERA) supports the boycott. (The Labour Party has overwhelming control of the English Parliament.)

*Several English municipal governments support the boycott.

In addition to Greenpeace and Friends of the Earth, mentioned earlier, I am informed that the following English groups, among others, also support the Exxon boycott: the Royal Society for the Protection of Birds (UK's largest and most conservative environmental organization), The National Federations of Woman's Institutes (also large and conservative) and the World Wildlife Fund.

There is nothing misleading in the Proponents' seventh whereas clause.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru March 31) 949-673-5223 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru March 31 at 949-854-1620. Please also note that the undersigned may be reached by mail or express delivery at the letterhead California address thru March 31 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Lisa K. Bork, Esq.
All proponents
Ariane Van Buren
Sister Pat Wolf

UNITED NATIONS EXHIBIT A
NATIONS UNIES

FRAMEWORK CONVENTION ON CLIMATE CHANGE – Secretariat

CONVENTION - CADRE SUR LES CHANGEMENTS CLIMATIQUES - Secrétariat

PRESS RELEASE

Governments ready to ratify Kyoto Protocol

Marrakech, 10 November 2001 – Parties to the UN Climate Change Convention have finalized the operational details of the Kyoto Protocol, opening the way to widespread ratification by governments and the Protocol's early entry into force.

"After several years of tough negotiation, the institutions and detailed procedures of the Kyoto Protocol are now in place. The next step is to test their effectiveness in overseeing the five-percent cut in greenhouse gas emissions by developed countries over the next decade," said Michael Zammit Cutajar, the Convention's Executive Secretary.

"We have also made important progress on strengthening the flow of financial and technological support to developing countries so that they can move towards a sustainable energy future. The Marrakech results send a clear signal to business, local governments and the general public that climate-friendly products, services, and activities will be rewarded by consumers and national policies alike," said Mr. Zammit Cutajar, who after 10 years in his post will be stepping down at yearend.

The meeting also adopted the Marrakech Ministerial Declaration as an input into next September's World Summit on Sustainable Development in Johannesburg. The Declaration emphasizes the contribution that action on climate change can make to sustainable development and calls for capacity building, technology innovation, and cooperation with the biodiversity and desertification conventions.

The finalized Kyoto rulebook specifies how to measure emissions and reductions, the extent to which carbon dioxide absorbed by carbon sinks can be counted towards the Kyoto targets, how the joint implementation and emissions trading systems will work, and the rules for ensuring compliance with commitments.

Symbolizing the transition now being made to an operational Kyoto regime, the conference also elected 15 members to the Executive Board of the Clean Development Mechanism. This will ensure a prompt start to the CDM, whose mandate is to promote sustainable development by encouraging investments in projects in developing countries that reduce or avoid emissions; developed countries then receive credit against their Kyoto targets for emissions avoided by these projects.

The 1997 Kyoto Protocol will enter into force and become legally binding after it has been ratified by at least 55 Parties to the Convention, including industrialized countries representing at least 55% of the total 1990 carbon dioxide emissions from this group. So far, 40 countries have ratified, including one industrialized country (Romania). Many governments have called for the entry into force to take place in 2002.

The Marrakech conference, which is the seventh session of the Conference of the Parties to the Convention (COP 7), was attended by 171governments and a total of some 4,500 participants. COP 8 will be held from 23 October to 1 November 2002; India has offered to be the host.

Note to Journalists: *For interviews with Mr. Zammit Cutajar contact Carine Richard-Van Maele at +41-22-9175816. For general information about the talks contact Michael Williams at +41-22-917-8242/244/196 or mwilliams@unep.ch. Webcasts from the meeting, official documents and other information can be found at www.unfccc.int.*

EXHIBIT B

Summary of UK media opinion vs. ExxonMobil

A Tiger Out of Your Tank

Esso is the ugliest oil bully, most vigorous in underminig the Kyoto agreement, and the fiercest advocate of keeping the US out of it... This is the right time to demonstrate against oil and for renewables... and Esso is a good symbol of all that has to change.

Polly Toynbee, The Guardian, November 30, 2001
http://www.guardian.co.uk/Archive/Article/0,4273,4310407,00.html

Driller Killer – Join the boycott against Exxon now

If Observer readers want to take direct action over climate change, they should buy their petrol from these companies and not from Esso. Don't put a tiger in your tank.

Editorial, The Observer, April 22, 2001
http://www.observer.co.uk/leaders/story/0,6903,476517,00.html

Back this boycott – The campaign against Exxon goes on

[C]ollective action is not just a virtue in the political arena or the workplace. It has a critical place in the post-industrial world too, as Exxon may be about to discover. Consumers of the world unite. Unity is strength.

Editorial, The Observer, May 6, 2001
http://www.observer.co.uk/leaders/story/0,6903,486607,00.html

Power and the people – Exxon needs more than a tiger in its tank

Exxon hasn't so much lost the plot as never realized that there was one. It does not invest in renewable energies. It refuses to accept links between petrol use and global warming despite overwhelming scientific evidence... Exxon's stance is not only unethical but against its own long term interests.

Editorial, The Guardian, May 9, 2001
http://www.guardian.co.uk/Archive/Article/0,4273,4183087,00.html

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2002

The proposal requests that Exxon Mobil report on its efforts to promote renewable energy sources and develop strategic plans to bring bioenergy and other renewable energy sources into its energy mix.

We are unable to concur in your view that Exxon Mobil may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must provide factual support for the statement in the first bullet point that begins "an increasing number . . ." and ends ". . . for its energy supply" in the form of a citation to a specific source, or recast it as the proponents' opinion. Accordingly, unless the proponents provide Exxon Mobil with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Exxon Mobil omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel